82-3123

BOMBARDIER

SUPPL

BOMBARDIER INC. DIVIDENDS

Montréal, Aug. 24, 2004 - The Board of Directors of Bombardier Inc. has declared today the following dividends:

Class A and Class B Shares

A dividend of $0.0225 per share on Class A Shares (Multiple Voting) and of $0.0225 per share on Class B Shares (Subordinate Voting) is payable on Oct. 31, 2004 to the shareholders of record at the close of business on Oct. 15, 2004.

Holders of Class B Shares (Subordinate Voting) of record at the close of business on Oct. 15, 2004 also have a right to a priority dividend at the rate of $0.0015625 per share per year, payable in quarterly instalments of $0.000390625. The third of four instalments of $0.000390625 per share will be paid on Oct. 31, 2004.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 per share on Series 3 Preferred Shares is payable on Oct. 31, 2004 to the shareholders of record at the close of business on Oct. 15, 2004.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on Series 4 Preferred Shares is payable on Oct. 31, 2004 to the shareholders of record at the close of business on Oct. 15, 2004.

Dlw 8/30

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information Dominique Dionne
Vice President, Communication
+1 514 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER REGAINS PROFITABILITY IN SECOND QUARTER

Announces financial results for second quarter ended July 31, 2004

(in U.S. dollars)

- **Consolidated revenues of $3.9 billion**
- **Profits of $23 million**
- **$0.01 earnings per share**
- **Overall order backlog totals $32.9 billion**
- **Return to profitability for Bombardier Transportation**
- **Strong recovery in the business jet market**
- **Regional aircraft market remains a challenge**
- **Solid cash position and positive free cash flow**

Montréal, Aug. 25, 2004 - Global transportation leader Bombardier Inc. has returned to profitability halfway through its three-year restructuring program.

Second quarter financial results announced today present consolidated earnings before taxes (EBT) of $44 million, compared to negative $209 million in the first quarter of the current fiscal year. Consolidated revenues rose 10% to reach $3.9 billion compared to $3.5 billion in the first quarter of this fiscal year.

"Overall, we are where we expected to be at this most challenging and crucial phase of our three-year plan," said Paul M. Tellier, President and Chief Executive Officer. "We are back in the black, our free cash flow performance is significantly improved over what it was last year, we have a sound balance sheet, access to strong capital resources and therefore, strong liquidity.

"The Transportation segment has regained profitability by focusing intensely on project management and executing the restructuring plan," said Tellier. "In Aerospace, we are benefiting from a diverse product line. We capitalized on a significant improvement in the business jet market, which helps meet the challenges

in the regional aircraft business – and we will deliver a similar number of aircraft this year as we did last year.

"Altogether, our continued focus on execution, the benefits of the restructuring, and our diversified presence in a global transportation market are giving us traction on earnings growth going forward," he continued.

Bombardier Transportation

Pacing the second quarter recovery was a turnaround at Bombardier Transportation, the world leader in the rail transportation equipment industry. EBT reached $46 million for the quarter from negative $196 million in the first quarter of the current fiscal year.

"We're seeing the results of a new team that is improving project management and has undertaken a rigorous contract review process," said Tellier. "As expected, there were no material contract adjustments this quarter. Any adjustments made are being offset by improvements elsewhere."

The transportation business is also ahead of schedule in its massive reorganization, which is the focus of Year Two of the Bombardier restructuring:

- the Amadora (Portugal) plant was closed on May 25, 2004;
- the Doncaster (U.K.) plant was closed on June 25, 2004, six months earlier than expected;
- all other proposed site closures are proceeding as planned, in accordance with all local labour laws;
- workforce reductions now total 1,500 employees, and should reach 3,000 by the end of the year, roughly half of the announced rightsizing objective;
- the plant improvement program is on track, meeting committed savings; and
- the procurement plan is underway, with 20% savings identified in two-thirds of the categories already analyzed.

"The building blocks are in place to increase Bombardier Transportation's margins and the business will be profitable going forward," said Tellier. "Customer satisfaction remains high and there are interesting growth prospects in services and signalling that will offset reported order deferrals in Europe."

Bombardier Aerospace

The business aircraft unit took full advantage of a recovering market with a strong performance. Deliveries of 29 business jets in the second quarter follow 24 deliveries in the previous quarter, for a total of 53 deliveries in the first half of the current year, compared to 35 deliveries in the first six months of fiscal year 2004. Similarly, firm orders are picking up for a year-to-date total of 60, compared to 24 in the same period last year.

"Our diversification in the aerospace business helps us greatly," commented Tellier. "Regional jet sales sustained the business during the business jet downturn and now it is the other way around. With entries in 96% of the business jet segment, this market recovery means we will deliver a similar number of aircraft for the year," commented Tellier.

Bombardier continues to effectively manage the risks in the commercial aircraft market and is working closely with its clients to cope with a demanding financing environment, adjusting production to reflect market demand and implementing cost reduction measures.

"Clearly, some of our clients face serious challenges," noted Tellier. "But we are managing the situation to the extent possible. In the broader view, the regional jet market potential remains strong. Regional routes have grown by 33% in the last 18 months. These routes are profitable for the airlines and we are right there with 50% of orders in that market for the last fiscal year."

Other developments to contribute to Aerospace's performance include:

- a comprehensive regional product line offering excellent economics which feature in the restructuring plans of a large number of airlines;
- the amortization for the *Bombardier CRJ200* program costs will be essentially completed by year end, increasing per-unit profits;
- conversions to the larger *Bombardier CRJ700* continue to be driven by the large *CRJ200* installed base. These conversions will improve revenue mix and help absorb amortization costs; and
- an improving market for the highly fuel-efficient and flexible turboprop *Bombardier Q400*, with 11 new orders so far this year.

Bombardier Capital

The reduction in the wind-down portfolios is proceeding as planned. These portfolios have been reduced by $254 million, or 27%, since the beginning of the year, and by $1.1 billion, or 61%, compared to July 31, 2003. "The business maintains a good risk profile while contributing to Bombardier's overall profitability and liquidity position," said Tellier.

Going forward

"Bombardier has made real and substantial progress in its efforts to restore the Corporation's earnings power," concluded Tellier. "We are generating profits and have the impetus for the earnings to grow.

"Bombardier Transportation is back on track. The turnaround plan and execution of the restructuring are starting to yield improvement in that group's performance. The current EBT level before special items represents a good run rate for the next quarters.

"At Bombardier Aerospace, the benefits of diversification are clear. The business aircraft market will continue to see volume and pricing improvement and our investment in multiple platforms is paying off.

"In the commercial aircraft business, we will continue to actively work with our customers to manage the risks associated with the airline industry's situation," he said. "Overall, we expect that Bombardier Aerospace will generate positive free cash flow and, with a strong fourth quarter, EBT should be around the break-even point for fiscal year 2005."

Financial Highlights

(unaudited, in millions of U.S. dollars, except per share amounts)

	Three months ended July 31, **2004**	2003	Six months ended July 31, **2004**	2003
Segmented revenues				
Aerospace	**$ 1,952**	$ 2,052	**$ 3,711**	$ 3,660
Transportation	**1,847**	1,687	**3,536**	3,326
Bombardier Capital (BC)	**107**	127	**215**	273
Intersegment eliminations	**(30)**	(48)	**(58)**	(109)
External revenues	**$ 3,876**	$ 3,818	**$ 7,404**	$ 7,150
EBT before special items				
Aerospace	**$ (12)**	$ 47	**$ (35)**	$ 50
Transportation	**51**	75	**(59)**	149
BC	**10**	14	**20**	30
	49	136	**(74)**	229
Special items	**(5)**	(28)	**(91)**	(37)
EBT	**44**	108	**(165)**	192
Income tax expense (recovery)	**21**	38	**(14)**	67
Income (loss) from continuing operations	**23**	70	**(151)**	125
Loss from discontinued operations – net of tax	**-**	(2)	**-**	(3)
Net income (loss)	**$ 23**	$ 68	**$ (151)**	$ 122
Earnings (loss) per share				
Basic and diluted				
Income (loss) from continuing operations	**$ 0.01**	$ 0.04	**$ (0.09)**	$ 0.07
Net income (loss)	**$ 0.01**	$ 0.04	**$ (0.09)**	$ 0.07
Weighted average number of common shares outstanding during the period (thousands)			**1,750,117**	1,592,046

ANALYSIS OF RESULTS

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this press release are in U.S. dollars unless otherwise indicated.

Consolidated results

For the second quarter ended July 31, 2004, consolidated revenues amounted to $3.9 billion, compared to $3.8 billion for the same period the previous year. For the six-month period ended July 31, 2004, consolidated revenues reached $7.4 billion, compared to $7.2 billion for the same period last year. The $58-million and $254-million increases for the three- and six-month periods ended July 31, 2004 compared to the same periods last fiscal year mainly reflect higher revenues in the transportation segment. For the three-month period ended July 31, 2004, this increase was partially offset by lower revenues in the aerospace segment.

EBT before special items for the three-month period ended July 31, 2004 amounted to $49 million, compared to EBT before special items of $136 million for the same period last year. This decrease is mainly due to lower margins in the aerospace and transportation segments. EBT before special items for the six-month period ended July 31, 2004 amounted to negative $74 million, compared to $229 million for the same period last year.

Special items amounted to $5 million and $91 million for the three- and six-month periods ended July 31, 2004, compared to $28 million and $37 million for the same periods last year. Special items for the three- and six-month periods of the current fiscal year mainly relate to severance and other involuntary termination costs as well as site closure costs in the transportation segment. Special items for the three- and six-month periods of last fiscal year mainly relate to severance and other involuntary termination costs in the aerospace segment.

As a result, EBT amounted to $44 million for the three-month period ended July 31, 2004, compared to EBT of $108 million for the corresponding period the previous year. EBT for the six-month period ended July 31, 2004 amounted to negative $165 million, compared to $192 million for the same period last year.

For the second quarter of the current fiscal year, income from continuing operations and net income amounted to $23 million, or $0.01 per share, compared to income from continuing operations of $70 million and net income of $68 million, or $0.04 per share, for the same period last year. The loss from continuing operations and net loss amounted to $151 million, or $0.09 per share, for the six-month period ended July 31, 2004, compared to income from continuing operations of $125 million and net income of $122 million, or $0.07 per share, for the same period the previous year.

Bombardier's order backlog totalled $32.9 billion as at July 31, 2004, compared to $34.6 billion as at Jan. 31, 2004. This reduction is mainly due to a decrease in the transportation segment.

Bombardier's free cash flow, defined as cash flows from operating activities less net additions to property, plant and equipment of the manufacturing segments, amounted to $50 million for the second quarter of the current fiscal year, compared to a use of $178 million for the second quarter of the previous fiscal year. For the six-month period ended July 31, 2004, Bombardier's free cash flow amounted to a use of $164 million, compared to a use of $1.4 billion for the same period the previous fiscal year.

Bombardier Aerospace

- **Revenues for the quarter of $2 billion**
- **EBITDA before special items of $129 million; negative EBT of $12 million**
- **Order backlog of $10.8 billion**
- **Aircraft deliveries totalled 81 compared to 85 in same quarter last fiscal year**

Bombardier Aerospace's segmented revenues amounted to $2 billion for the three-month period ended July 31, 2004, compared to $2.1 billion for the same period last year. This decrease is mainly due to lower deliveries of regional aircraft and aircraft interiors, as well as ceasing to recognize revenues upon delivery for the sale of fractional shares effective Feb. 1, 2004, partially offset by increased deliveries and a favourable mix of business aircraft.

Earnings before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA) before special items amounted to $129 million for the three-month period ended July 31, 2004, compared to EBITDA before special items of $164 million for the same period last year. Favourable volume and mix of business aircraft deliveries, improved margins on the sale of pre-owned aircraft and cost reduction measures offset most of the negative impact of higher effective exchange rates for the Canadian dollar compared to the U.S. dollar and higher sales incentive costs.

EBT was negative $12 million for the quarter ended July 31, 2004, compared to EBT of $19 million for the same period last fiscal year.

Aircraft deliveries totalled 81 for the second quarter of this fiscal year, compared to 85 in the second quarter of the previous fiscal year. Deliveries in the second quarter of the current year totalled 29 business aircraft and 52 regional aircraft. This total includes three business aircraft sold to customers of the *Bombardier Flexjet* program, for which revenues are recognized over the life of the related service contract, effective at the beginning of the current fiscal year. The previous corresponding period's deliveries included five business aircraft sold under this program for which revenues were recognized upon delivery under the accounting method used at that time.

The aerospace order backlog totalled $10.8 billion as at July 31, 2004, compared to $10.9 billion as at Jan. 31, 2004. Higher deliveries versus net orders received for regional aircraft have been counterbalanced by higher net orders received versus deliveries for business aircraft.

For the three- and six-month periods ended July 31, 2004, Bombardier Aerospace received 27 and 71 net orders for regional aircraft, including the following orders announced during the three-month period ended July 31, 2004: Air Nostrum, which provides regional air service for its parent Iberia, Líneas Aéreas de España SA, for 20 *Bombardier CRJ200* aircraft valued at approximately $510 million; Japan Air Commuter, a subsidiary of Japan Airlines System Corporation, for four *Q400* aircraft; and All Nippon Airways Co. Ltd for two *Q400* aircraft.

On July 28, 2004, US Airways reached an interim agreement with GECAS and Bombardier by which 19 of the *CRJ200* aircraft deliveries, scheduled to begin in the third quarter for fiscal year 2005, were deferred to fiscal years 2006 and 2007. The agreement includes the conversion of an order for 23 *CRJ200* to 23 *CRJ700* aircraft, with an option to buy *CRJ900* aircraft, subject to an agreement with its pilot union.

On May 24, 2004, Belfast employees from three unions approved a new collective agreement. The contract will expire in January 2007.

Bombardier Transportation

- **Revenues for the quarter of $1.8 billion**
- **EBITDA before special items of $79 million; EBT of $46 million**
- **New order intake totalling $1.3 billion**
- **Order backlog of $22.1 billion**

For the quarter ended July 31, 2004, Bombardier Transportation's segmented revenues amounted to $1.8 billion, compared to $1.7 billion for the same period last year. This increase in revenues is mainly due to the positive effect of foreign currency fluctuations resulting from the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $160 million, as well as higher revenues in the U.K., partially offset by lower revenues in North America.

EBITDA before special items amounted to $79 million for the three-month period ended July 31, 2004, compared to EBITDA before special items of $93 million for the same period last year. Cost reduction programs implemented during the current fiscal year offset most of the effect of the reduction in profitability arising from significant contract adjustments during the fourth quarter of last fiscal year and the first quarter of the current fiscal year.

EBT amounted to $46 million for the second quarter ended July 31, 2004, compared to EBT of $75 million for the same quarter the previous fiscal year.

Bombardier Transportation's backlog totalled $22.1 billion as at July 31, 2004, compared to $23.7 billion as at Jan. 31, 2004. This decrease in the value of the order backlog reflects an excess of revenues over order intake, mainly in the first quarter of fiscal year 2005. In addition, the order backlog was negatively impacted by a foreign exchange adjustment of approximately $300 million, mainly due to the weakening of the euro versus the U.S. dollar.

Bombardier Transportation signed contracts for a total value of $1.3 billion during the second quarter ended July 31, 2004. Major contracts were for the refurbishment of 364 class 455 electric multiple units for Porterbook Leasing Ltd. of the U.K., for a value of approximately $114 million; and for a fully-automated Rapid Transit System comprised of 30 cars for Yong-In of Korea, for a value of approximately $320 million, including $120 million for services.

Bombardier Capital

- **Revenues for the quarter of $107 million**
- **EBT amounted to $10 million**
- **27% reduction in wind-down portfolios**

Average assets under management amounted to $4.3 billion for the quarter ended July 31, 2004, compared to $5.5 billion for the quarter ended July 31, 2003. This decrease is primarily due to the reduction of the wind-down portfolios, which is proceeding as planned. These portfolios were reduced by $254 million, or 27%, compared to Jan. 31, 2004.

For the second quarter of the current fiscal year, Bombardier Capital's segmented revenues amounted to $107 million, compared to $127 million for the same period last fiscal year. This decrease is consistent with the reduction in average assets under management.

Bombardier Capital's EBT amounted to $10 million for the quarter ended July 31, 2004, compared to EBT of $14 million for the same period last year. This decrease is mainly due to the reduction in net margin, resulting from the decrease in the wind-down portfolios, partially offset by a lower provision for credit losses and lower non-interest expenses.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS
This press release includes "forward-looking statements" that are subject to risks and uncertainties. Unless otherwise required by applicable securities laws, Bombardier Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading "Risks and uncertainties" in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES
This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA), and earnings (loss) before income taxes (EBT), before special items, and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant portion of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

For information Dominique Dionne
Vice President, Communications
+1 514 861-9481